Exhibit 4(e)


                               LICENCE AGREEMENT

THIS LICENCE AGREEMENT is made this 16th day of January, 2001.

BETWEEN

1st Silicon (Malaysia) Sdn Bhd (Company No. 456668-U), a company incorporated and registered in Malaysia and having its registered office at 1, Silicon Drive, Sama Jaya Free Industrial Zone, 93350 Kuching, Sarawak (hereinafter referred to as "THE LICENSOR" which expression where the context so admits shall include its successors, assigns and representatives) of the one part

AND

ASE Electronics (M) Sdn Bhd (No. 212592-H), a company incorporated and registered in Malaysia and having its registered office at Plot 20, Phase 4, Bayan Lepas Free Industrial Zone, 11900 Penang (hereinafter referred to as "THE LICENSEE" which expression where the context so admits shall include its successors, assigns and representatives) of the other part.

WHEREAS THE LICENSOR is the registered owner of all that parcel of land including all the Wafer Fab Plant and the appurtenances thereof situate at the Muara Tebas Land District and known as Lot Number 1270, Block 12 with the business address registered as 1, Silicon Drive, Sama Jaya Free Industrial Zone, 93350 Kuching, Sarawak, Malaysia ("the said land").

WHEREAS THE LICENSOR is desirous of permitting THE LICENSEE to occupy all that space on the test floor area within the Building known as the Wafer Fabrication Plant situate on the said land as more clearly outlined in red in the attached Plan, the location and the area to be occupied ("the Test Floor Area") are more particularly provided in Schedule III annexed hereto for the purpose of the Wafer test/sort activities upon the terms and conditions as set out below.

NOW IT IS AGREED AS FOLLOWS:

1. THE LICENSEE shall have full right under the license to enter upon the Test Floor Area and occupy the Work Station(s) built within the Test Floor Area for the purpose of the Wafer test/sort activities. The term "Work Station(s)" means a combination of one tester and one prober or one tester and a number of probers including any updated, improved or modified version of such tester or prober(s) thereof to be located in an area as defined in Schedule l hereof.

2. THE LICENSEE shall pay to THE LICENSOR for the occupation of the Work Station(s) a fee in the sum as set out in Schedule II hereto payable on the effective date of this agreement on a pro-rated basis in the event that the move-in period is less than one month and thereafter within the first week or every month.

3. THE TERM of the licence shall be for a period of two (2) years commencing on the date of the equipment move in ("the effective date") but if after the expiry of the term THE LICENSEE continues to use the Work Station(s) without objection by THE LICENSOR then THE LICENSOR shall be subject to fourteen (14) days notice of termination by either party at any time but otherwise upon the terms of this agreement. The term "equipment" means all or any equipment use or required for the purpose of the Wafer test/sort activities.

4.0 THE LICENSOR shall not during the continuance of this Licence and without the written consent of THE LICENSEE grant to any person other than THE LICENSEE any licence to occupy the Work Station(s) designated to THE LICENSEE for any purpose.


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4.1   THE LICENSOR shall permit THE LICENSEE to remove and take away from the
      Work Station(s) all fixtures and fittings which belong to THE LICENSEE at THE LICENSEE's costs and expenses and without damage to the Work Station(s) or the Test Floor Area.

5.0 THE LICENSEE is aware and acknowledges that there will be other occupiers within the test floor area and agrees that it shall not in any way impede or obstruct the rights of the other occupiers of the test floor area or in any way cause a nuisance to the other occupiers of the test floor area.

      Similarly the LICENSOR will not allow its employees or its agents or its visitors to impede or obstruct the rights of the Licensee or in airy way cause a nuisance to the Licensee at the Teat Floor Area.

5.1 THE LICENSEE shall during the continuance of this licence maintain the Work Station(s) and all fixtures and fittings (if any) in it in tenantable condition.

5.2 THE LICENSEE shall not permit or suffer any of THE LICENSOR'S articles to be removed from the Work Station(s), Test Floor Area or Building without the written consent of THE LICENSOR.

5.3 THE LICENSEE shall use the Work Station(s) for the purpose as stated herein only.

5.4 THE LICENSEE shall insure and keep insured through out the continuance of this agreement its equipment, spares and hardware from loss or damage against fire, explosion and theft. Such premiums will be borne by THE LICENSEE.

6.    During the term of this Agreement, THIS LICENCE may be terminated:-

6.1   By either party by giving six (6)months written notice;

6.2 By either party of not less than one (1) month written notice if the other party fails to perform or observe any of the terms or conditions of this agreement to be performed and observed by the respective party;

6.3   By either party without prior notice if:

6.3.1 either party becomes bankrupt or has a receiving order made against it or enters into any composition or arrangement with creditors generally;

6.3.2 either party enters into liquidation whether compulsory or voluntary other than for a purpose of reconstruction.;

6.3.3.THE LICENSEE suffers any execution to be levied upon its goods in the Work Station(s).

7. THE LICENSEE shall be responsible for the facilitization and defacilitization of the equipment from the distribution board to the Work Station at its own costs. THE LICENSOR will assist THE LICENSEE in looking for a Sub-Contractor to do the said facilitization and defacilitization and to pay up-front fees to the said Sub-Contractor. THE LICENSEE shall reimburse any or all fees charges including service tax incurred by THE LICENSOR in connection with the above work. The facilitization and defacilitization of the equipment from the main or facility equipment to the distribution board shall be the responsibility of THE LICENSOR at no costs to THE LICENSEE.

8. THE LICENSOR will supply CDA, power-Vac, water, plant vacuum to the Work Station(s) or for use of THE LICENSEE and in common with THE LICENSOR THE LICENSEE will be entitle to use air-conditioning, electricity, lighting and collection of commercial waste deposited by THE LICENSEE at the storage facility designated by THE LICENSOR at no costs to THE LICENSEE. However, THE LICENSEE shall bear all telephone bills incurred by THE LICENSEE including any costs of repair in respect of the above services and


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      items provided by THE LICENSOR, which are directly caused by THE LICENSEE during the term of this Agreement or licence.

9. THE LICENSOR will provide a maintenance room of approximately 300 square feet at the Test Floor Area to THE LICENSEE for storage and maintenance of equipment tool in connection with the wafer sort activities.

10. This Agreement binds the assigns and successors in title of each of the parties hereto.

11. The law applicable in any action arising out of this Agreement shall be the governing law of Malaysia applicable in Sarawak and the parties hereto submit themselves to the jurisdiction of the Malaysian Courts.

12. THE LICENSEE shall during the term of this agreement display clearly on THE LICENSEE's vehicle the relevant security passes to be issued to THE LICENSEE by THE LICENSOR when entering THE LICENSOR'S premises and THE LICENSEE shall strictly abide to all the rules and regulations of THE LICENSOR.

13. The LICENSEE shall be entitled to the use and enjoyment of the common areas, open spaces, staircases, lifts, washroom, lavatories, cafeteria, pantry, changing rooms and car parking areas save for those areas designated by the Licensee as restricted areas.

14. NOTICES GIVEN under or in any way connected with this Agreement or the licence hereby created shall be in writing and be sufficiently served on THE LICENSEE if forwarded to THE LICENSEE by registered post to the address of THE LICENSEE herein before stated and shall be sufficiently served on THE LICENSOR if sent to THE LICENSOR at its above mentioned address by registered post and shall be deemed to be given at the time when in due course of post it would be delivered at the address to which it is sent to.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands the day and year first hereinbefore written.

SIGNED by                                  )
for and on behalf of                       )
1st SILICON (MALAYSIA) SDN. BHD.           ) /s/ Claudio G. Loddo
(456668-U) (THE LICENSOR)                  )
in the presence of:-                       )


SIGNED by                                  )ASE ELECTRONICS (M) SDN. BHD.
for and on behalf of                       )
ASE Electronics (M) Sdn Bhd                ) /s/ David Hsiang
(212592-H) (THE LICENSEE)                  )-----------------------------
in the presence of:-                       )Authorized Signatories


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                                   SCHEDULE I

Item                                  Particulars
----                                  -----------
Location of the Work Station(s)       Test Floor area of approximately 3,000
                                      square feet, Ground Floor, Wafer Fab
                                      Plant, situate at 1 Silicon Drive, Sama
                                      Jaya Free Industrial Zone, 93350 Kuching



                                  SCHEDULE II

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Item            Workstation A    Workstation B    Workstation C    Workstation D
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Tester          1                1                1                1
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Prober          1                2                3                4
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Rental (USD)    2500.00          3850.00          5260.00          6680.00
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